Exhibit 1

JOINT FILING AGREEMENT

AGREEMENT dated as of March 25, 2026, by and between BHAV Partners LLC and Giri Devanur (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Class A ordinary shares, $0.0001 par value per share, of BHAV Acquisition Corp, as of March 25, 2026, relating to such beneficial ownership, being filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

Date: March 25, 2026	BHAV Partners LLC

/s/ Giri Devanur
as managing member of BHAV Partners LLC

Date: March 25, 2026	Giri Devanur

/s/ Giri Devanur
Giri Devanur